EXHIBIT 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Methanex Corporation

We consent to the use of our reports, both dated March 10, 2014, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference in the amendment no. 1 to the registration statement on Form F-10 of Methanex Corporation and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements includes an emphasis of matter paragraph that refers to a change in the method of accounting for an investment interest from proportionate consolidation to equity accounting due to the adoption of IFRS 11, Joint Arrangements.

/s/ KPMG LLP

November 7, 2014
Vancouver, Canada